The Den Family Social Lounge and Club, LLC
Balance Sheet - unaudited
4-30-24

| | Current Period |
	4-30-24
ASSETS	
Current Assets:	
Cash	0
Petty Cash	0
Accounts Receivables	0
Inventory	0
Prepaid Expenses	0
Employee Advances	0
Temporary Investments	0
Total Current Assets	0
Fixed Assets:	
Land	0
Buildings	0
Furniture and Equipment	0
Computer Equipment	0
Vehicles	0
Less: Accumulated Depreciation	0
Total Fixed Assets	0
Other Assets:	
Trademarks	0
Patents	0
Security Deposits	0
Other Assets	0
Total Other Assets	0
TOTAL ASSETS	**0**
LIABILITIES	
Current Liabilities:	
Accounts Payable	0
Business Credit Cards	0
Sales Tax Payable	0
Payroll Liabilities	0
Other Liabilities	0

Current Portion of Long-Term Debt		0
Total Current Liabilities		0
Long-Term Liabilities:		
Notes Payable		0
Mortgage Payable		0
Less: Current portion of Long-term debt		0
Total Long-Term Liabilities		0
EQUITY		
Capital Stock/Partner's Equity		0
Opening Retained Earnings		0
Dividends Paid/Owner's Draw		0
Net Income (Loss)		0
Total Equity		0
TOTAL LIABILITIES & EQUITY		**0**

Balance Sheet Check   -

I, Danielle M Durbin, certify that:

1. The financial statements of The Den Family Social Lounge and Club included in this Form are true and complete in all material respects; and
2. The tax return information of The Den Family Social Lounge and Club has not been included in this Form as The Den Family Social Lounge and Club was formed on 03/07/2024 and has not filed a tax return to date.

Signature   *Danielle M Durbin*

Name: Danielle M Durbin

Title: Owner